

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

J. Rodney Varner
Chief Executive Officer
Genprex, Inc.
1601 Trinity Street, Bldg B, Suite 3.312.09
Austin, TX 78712

>   **Re: Genprex, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 12, 2020**
>   **File No. 333-239134**

Dear Mr. Varner:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock
Certificate of Incorporation and Bylaws, page 17

1. We refer to Exhibit 4.12 to your Form 10-K and your October 4, 2019 correspondence to the Staff representing that you would revise your risk factor disclosure in future Annual Reports on Form 10-K, and other applicable future filings, to clarify that the Company's forum selection provision "does not apply" to actions arising under the Securities Act or the Exchange Act. We note; however, that the risk factor disclosure in your most recent Form 10-K, which is incorporated by reference into this Form S-3, does not contain a definitive statement concerning applicability but rather indicates a belief that the provision "may not apply." Accordingly, please revise your Form S-3, and future filings, as applicable, to clarify that the forum provision does not apply to such actions, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences